CORPORATE PROFILE

TESCO Corporation is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. Our mission is to fundamentally change the way wells are drilled by delivering safer and more efficient solutions which create real value for our customers by reducing the costs of drilling for and producing oil and gas.

Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

			(2) and (3)
Quarter ended	6/30/06	3/31/06	12/31/05	09/30/05	06/30/05
	(Restated)
(millions of U.S. dollars)
Revenue
-Top Drives	47.4	46.6	34.1	33.7	27.3
-Casing Services	39.4	37.0	31.4	17.6	14.2

	86.8	83.6	65.5	51.3	41.5

Operating Income (Loss) (1)
-Top Drives	16.4	13.7	5.5	9.6	7.6
-Casing Services	6.2	8.9	2.6	3.4	3.0
-Corporate and other	(10.1)	(8.6)	(9.0)	(8.2)	(7.2)

	12.5	14.0	(0.9)	4.8	3.4
Other expense	5.9	0.7	3.1	1.9	(1.0)
(Gain) on restructuring and other exceptional items	—	—	(3.6)	—	(0.4)
Pre-tax income (loss)	6.6	13.3	(0.4)	2.9	4.8
Income tax	4.4	5.0	0.3	1.3	1.9
Net income (loss)	2.2	8.3	(0.7)	1.6	2.9
Basic and diluted net earnings (loss) per share
Basic	$0.06	$0.23	($0.02)	$0.04	$0.08
Diluted	$0.06	$0.23	($0.02)	$0.04	$0.08
Total Assets	341.0	319.1	305.4	251.1	234.4
Debt and capital lease	38.6	30.7	41.3	9.4	9.4
Cash	17.9	36.4	35.4	15.2	15.1

Net debt and capital lease	20.7	(5.7)	5.9	(5.8)	(5.7)

Shareholders’ equity	226.9	218.4	206.7	203.2	189.5

(1)	Operating income is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), this measure is a useful supplemental measure of the Corporation’s operating performance. Investors are cautioned that Operating income should not be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of TESCO’s performance. TESCO’s method of calculating Operating income may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.
(2)	These figures have been comprehensively recast from Canadian dollars, as previously reported, into US dollars by applying the current rate method, as a result of the Corporation changing its reporting currency to US dollars effective January 1, 2006.
(3)	Certain reclassifications have been made to prior periods in order for them to conform with the June 30, 2006 presentation.

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at August 9, 2006 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three and six months ended June 30, 2006 and 2005.

Results of operations

Overview

Tesco Corporation organizes its activities into two businesses, Top Drives and Casing Services, and the Corporation’s financial and operating data are presented consistent with that structure. The Top Drive business comprises top drive sales, top drive rentals and after market sales and service. The Casing Services business includes CASING DRILLING® and Tubular Services, as well as downhole tool rental and accessory sales.

Effective January 1, 2006, TESCO adopted the U.S. dollar as its reporting currency since a majority of its revenue is closely tied to the U.S. dollar and to facilitate comparability to other oil and gas service companies. Unless indicated otherwise, all amounts in these Consolidated Financial Statements are denominated in United States (U.S.) dollars. All references to US$ or to $ are to U.S. dollars and references to C$ are to Canadian dollars.

Changing the reporting currency affects the presentation in the Corporation’s Consolidated Financial Statements, but not the underlying accounting records. The functional currency for our Canadian operations remains the Canadian dollar; however the U.S. dollar has become the functional currency in all other regions, effective January 1, 2006. The financial results for Canada have been translated into U.S. dollars as described in Note 1 of the Consolidated Financial Statements.

Quarter and Six Months Ended June 30, 2006 and 2005

TESCO’s performance for the three and six months ended June 30, 2006 improved compared to last year due primarily to the two casing services acquisitions in November 2005, strong oil and gas drilling activity and management’s continued focus on high return activities. Revenue and operating income by the business segments for the three and six months ended June 30, 2006 and the comparable periods in 2005 were as follows.

	For the Three Months Ended June 30,
	2006		2005
(000’s)		% of revenue		% of revenue
	(Restated)
Revenue
Top Drive
- sales and after market support	$23,026		$10,136
- rental operations	24,317		17,128

Total Top Drive	47,343	54.6	27,264	65.7
Casing Services	39,455	45.4	14,213	34.3

Total Revenue	$86,798	100.0	$41,477	100.0

Operating income
Top Drive	16,404	33.5	7,635	28.0
Casing Services	6,170	15.6	2,950	20.8
Corporate and Unallocated	(10,035)	n/a	(7,151)	n/a

Total Operating Income	$12,539	14.4	$3,434	8.3

Net Income	$2,190	2.5	$2,969	7.2

	For the Six Months Ended June 30,
	2006		2005
(000’s)		% of revenue		% of revenue
	(Restated)
Revenue
Top Drive
- sales and after market support	$45,517		$23,608
- rental operations	48,445		34,258

Total Top Drive	93,962	55.1	57,866	67.4
Casing Services	76,418	44.9	27,993	32.6

Total Revenue	$170,380	100.0	$85,859	100.0

Operating income
Top Drive	30,089	31.5	16,493	28.5
Casing Services	15,021	19.7	6,774	24.2
Corporate and Unallocated	(18,603)	n/a	(12,628)	n/a

Total Operating Income	$26,507	15.6	$10,639	12.4

Net Income	$10,447	6.1	$7,331	8.5

Revenue for the three and six month periods ended June 30, 2006 was $86.8 million and $170.4 million, respectively, an increase of $45.3 million and $84.5 million, respectively, from the comparable periods in 2005. The increase in revenues is discussed in the Segment Review below.

Operating income for the quarter ended June 30, 2006 increased $9.1 million to $12.5 million compared to the second quarter of 2005. This increase was primarily the result of increased Top Drive sales activity, increased average day rates and rental days and increased casing services activity primarily the result of the two casing services acquisitions in November 2005 partially offset by higher selling, general and administrative expenses.

Net income was $2.2 million, or $0.06 per fully diluted share, for the quarterly period ended June 30, 2006. This compares to net income of $3.0 million, or $0.08 per diluted share, for the comparable period in 2005. The second quarter of 2006 results include a $0.8 million pre-tax charge related to a court judgment against the Company in litigation in a foreign jurisdiction, a $3.8 million pre-tax accrual for withholding tax, interest and penalties related to payments in 2000 through 2004 in a foreign jurisdiction ($2.6 million included in other expense and $1.2 million included in interest expense) and a one-time $1.6 million charge for the impact of the Canadian and Alberta tax rate change that occurred during the second quarter. Excluding the after-tax impact of these one-time events, net income for the second quarter ended June 30, 2006 would have been $7.0 million, or $0.19 per fully diluted share.

TESCO reported net income of $10.4 million, or $0.28 per fully diluted share, for the six month period ended June 30, 2006 compared to net income of $7.3 million, or $0.21 per diluted share, for the comparable period in 2005.

Segment Review

Top Drives

Top Drive revenue for the quarter ended June 30, 2006 increased $20.1 million to $47.4 million compared to the second quarter of 2005. This increase was driven by a $12.9 million increase in Top Drive sales and after market support and a $7.2 million increase in Top Drive rental operations. The increase in Top Drive sales and after market support was primarily the result of the sale of 18 Top Drives sold in the second quarter of 2006, 16 units were new and two units were from the rental fleet, as compared to seven units sold in the second quarter of 2005.

This increased production is due to increased market demand and improved capacity associated with ongoing manufacturing changes. The increase in Top Drive rental revenue was primarily due to increased average day rates and rental days.

Top Drive operating income for the quarter ended June 30, 2006 increased $8.8 million to $16.4 million compared to the second quarter of 2005. This increase is primarily attributable to increased Top Drive sales activity and increased average day rates and rental days. As discussed previously, the Top Drive segment’s operating income for the second quarter of 2006 includes a $0.8 million pre-tax charge related to a court judgment against the Company in litigation in a foreign jurisdiction. The Company intends to appeal this decision.

Top Drive revenue for the six months ended June 30, 2006 increased $36.1 million to $94.0 million compared to the comparable period in 2005. This increase was driven by a $21.9 million increase in Top Drive sales and after market support resulting from the sale of 38 units during the six months of 2006 compared to 16 units sold in 2005 and a $14.2 million increase in Top Drive rental operations primarily due to increased day rates and fleet rental days.

Top Drive operating income for the six months ended June 30, 2006 increased $13.6 million to $30.1 million when compared to 2005, and was primarily attributable to the increased activity and rates discussed above.

During the second quarter of 2006, 36 new Top Drive orders were placed with TESCO resulting in a backlog of 91 Top Drives at June 30, 2006 compared with 71 units and 62 units in backlog at March 31, 2006 and December 31, 2005, respectively. The Company continues to ramp up its capability to deliver top drive units.

Casing Services

Casing Services revenue for the quarter ended June 30, 2006 increased $25.2 million to $39.5 million from the same period in 2005. The increase in revenue reflects the impact of the two casing services acquisitions in November 2005 and increased activity in conventional and proprietary casing running operations.

Operating income for the second quarter 2006 was $6.2 million, compared to $3.0 million in 2005. This increase is the result of increased activity from the two casing services acquisitions in November 2005 as well as higher prices for services.

Casing Services revenue for the six months ended June 30, 2006 increased $48.4 million to $76.4 million from the same period in 2005. The increase in revenue reflects the impact of the two casing services acquisitions in November 2005 and increased activity in conventional and proprietary casing running operations.

Operating income for the six months ended 2006 was $15.0 million, compared to $6.8 million in 2005. This increase is the result of increased activity from the two casing services acquisitions in November 2005 as well as higher prices for services.

Selling, General and Administrative

Selling, general and administrative expense for the three and six months ended June 30, 2006 were $8.2 million and $15.3 million, respectively, an increase of $2.0 million and $3.3 million, respectively, compared to 2005. This is a result of an increased sales force due to the two casing services acquisitions in November 2005, increased legal expenses and higher expenses related to compliance with Sarbanes Oxley partially offset by the second quarter 2006 collection of a previously written off receivable of $1.2 million.

Research and Engineering

Product development activity in the second quarter of 2006 increased by $0.3 million to $1.4 million compared to $1.1 million during the second quarter of 2005. In the six months ended June 30, 2006, these costs increased by $0.9 million to $2.9 million compared to $2.0 million during the comparable period in 2005.

Other Expense (Income)

	For the Quarter Ended June 30,		For the Six Months Ended June 30,
(000’s)	2006	2005	2006	2005
Interest income	$(473)	$(86)	$(861)	$(197)
Interest expense	1,509	191	2,204	376

Net interest expense	1,036	105	1,343	179
Withholding tax claim	2,589	—	2,589	—
Change in fair market value of share purchase warrants	596	—	1,083	—
Foreign exchange loss (gain)	1,358	(1,110)	1,171	(1,139)
Other	350	35	484	65

Total	$5,929	$(970)	$6,670	$(895)

Other expense and interest expense include a pre-tax accrual of $2.6 million and $1.2 million, respectively for withholding tax, interest and penalties, related to payments in 2000 through 2004 in a foreign jurisdiction. This withholding tax claim is distinct from the previously disclosed international tax disputes.

Interest income for the second quarter of 2006 increased $0.4 million compared to the same period last year as a result of higher average cash balances. Interest expense was higher in 2006 than 2005 due to the tax withholding issue discussed above and higher average debt outstanding during the first quarter of 2006. The fair market value of the Turnkey E&P Inc. share purchase warrants decreased due primarily to a decline in the underlying stock price.

Income Taxes

The Corporation recorded tax expense of $4.4 million for the second quarter on pre-tax earnings of $6.6 million (66.9% effective rate). This compares to a tax expense of $1.8 million for the comparable quarter of 2005 on pretax earnings of $4.8 million (37.5% effective rate). During the second quarter, Canadian tax laws changed which incrementally reduced the statutory tax rates for both Canadian federal and Alberta taxes. The full impact of these rate changes was recognized in the second quarter. The effect was a one-time decrease to the Corporation’s future tax asset, which increased future tax expense by approximately $1.6 million. While this is a significant charge in the second quarter, the Corporation believes the reduction in future cash taxes will more than offset this amount. The increase in the effective tax rate in 2006 compared to 2005 is also related to increased stock compensation expense and the non-deductible portion of the withholding tax accrual discussed above. The effective tax rate is influenced by a number of factors, including different tax rates in the jurisdictions in which the Corporation operates and the non-deductibility portion of certain expenses, principally stock compensation expense.

Contingencies

In July 2006, the Corporation received a claim for withholding tax, penalties and interest, related to payments in 2000 to 2004 in a foreign jurisdiction. The Corporation disagrees with this claim and intends to litigate this matter. However, at June 30, 2006 the Corporation accrued its estimated pre-tax exposure on this matter of $3.8 million, $2.6 million was included in other expense and $1.2 million was included in interest expense. This withholding tax claim is distinct from the previously disclosed international tax disputes.

Also, subsequent to quarter end, the Corporation received notice of a Court Order of first instance with respect to commercial litigation in the Middle East. The dispute involves a claim made against the Corporation regarding entitlement to a portion of net income arising from the Corporation’s operation of certain equipment in the region. The Court awarded payment to the claimant in an amount of approximately US$1.1 million. The corporation believes that such amount is subject to off set against amounts owed the Corporation which have previously been written off. The Corporation intends to appeal the decision. During the second quarter of 2006, the Corporation accrued $0.8 million in cost of sales related to this litigation.

Liquidity and Capital Resources

At June 30, 2006, cash and cash equivalents totaled $17.9 million, down $17.5 million from $35.4 million at December 31, 2005. Total debt at the end of the second quarter of 2006 was $38.6 million, down $2.7 million from $41.3 million at the end of 2005. The Corporation had net debt of $20.7 million at June 30, 2006. The decrease in cash since the end of 2005 is primarily the result of inventory investment required by the Corporation to manufacture the Top Drives in its growing backlog.

During the first quarter of 2006, the Corporation repaid in full its $6.8 million Secured Revolver and the outstanding $3.6 million of the $20.0 million term loan both of which were outstanding from the origination of the credit facility. Subsequently, the Corporation borrowed $13.0 million on its Secured Revolver and repaid $5.0 million, leaving a balance of $8.0 million at the quarter end June 30, 2006.

Management believes that existing cash and available credit facilities, together with expected operating cash flows, will be sufficient to fund the Corporation’s planned operating cash requirements and capital expenditures for 2006. The Corporation has a capital expenditure plan for full year 2006 of approximately $37 million, of which the largest component is targeted for casing running equipment. During the six months ended June 30, 2006, the Corporation spent $23.2 million on capital expenditures.

Financial Instruments

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. The Corporation was not a party to any derivative financial instruments at June 30, 2006 or during 2005, other than the share purchase warrants of Turnkey E&P Inc.

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets, by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation. The fair value of the Corporation’s long term debt at June 30, 2006 is assumed to be approximately equal to the carrying value since the interest rate floats, based on prime or LIBOR.

The Corporation’s accounts receivable are principally with oil and gas service and exploration and production companies and are subject to normal industry credit risks.

Contractual Obligations

There have been no material changes that would affect the Corporation’s disclosures relating to contractual commitments made in its most recent annual Management Discussion and Analysis.

Outlook

Industry fundamentals continued to be strong this quarter, and the Corporation has not observed any indication of a softening market in North America or internationally. Moving into the international domain, particularly with TESCO’s Casing Services business, continues to be a key focus for the Corporation. Additionally, TESCO is focused on creating a more balanced portfolio between the North American gas driven market and the international oil market. This quarter’s results in revenues and operating income for both business segments is the result of the changes in focus that have been made over the last 18 months. Going into the last half of the year, we intend to continue to concentrate on lowering our costs of manufacturing while increasing the delivery of Top Drive units into the market. Going forward, we will endeavor to expand our tubular services market share and utilization rates, and ensure the success of our Casing Drilling® projects, and control overhead costs.

TESCO CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Thousands of U.S. Dollars)

	NOTE	June 30, 2006	December 31, 2005
		(Restated- Note 1)	(Restated- Note 1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$17,885	$35,396
Accounts receivable
- trade		74,216	56,433
- prepaid and other		12,946	12,808
Income taxes recoverable		986	1,607
Inventories		68,972	40,064
Future income taxes		6,067	5,287

Total Current Assets		181,072	151,595
Property, plant and equipment, net		120,018	109,732
Investments		1,049	2,132
Goodwill		17,216	16,885
Future income taxes		7,726	9,539
Intangible and other assets		13,884	15,460

Total Assets		$340,965	$305,343

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt and capital lease	5	$5,302	$425
Accounts payable		35,119	22,961
Accrued liabilities		36,724	29,655

Total Current Liabilities		77,145	53,041
Long term debt and capital lease	5	33,336	40,853
Future income taxes		3,600	4,736

Total Liabilities		114,081	98,630

Contingencies	8

SHAREHOLDERS’ EQUITY
Share capital	6	127,096	120,061
Contributed surplus		7,799	6,501
Cumulative translation account		35,856	34,465
Retained earnings		56,133	45,686

Total Shareholders’ Equity		226,884	206,713

Total Liabilities & Shareholders' Equity		$340,965	$305,343

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)

(Thousands of U.S. Dollars, except per share information)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	NOTE	2006	2005	2006	2005
		(Restated- Note 1)		(Restated- Note 1)
REVENUE		$86,798	$41,477	$170,380	$85,859

EXPENSES
Cost of Sales and Services		64,645	30,662	125,610	61,215
Research and Engineering		1,374	1,097	2,938	2,055
Selling, General and Administrative		8,240	6,284	15,325	11,950

		74,259	38,043	143,873	75,220

Operating income		12,539	3,434	26,507	10,639
Other expense	7	5,929	(970)	6,670	(895)

Income from operations before restructuring and other exceptional items		6,610	4,404	19,837	11,534

(Gain) on restructuring and other exceptional items		—	(417)	—	(612)

Income before income taxes		6,610	4,821	19,837	12,146

Income taxes
Current		5,308	2,736	9,492	4,134
Future		(888)	(884)	(102)	681

		4,420	1,852	9,390	4,815

Net income		2,190	2,969	10,447	7,331
Retained earnings, beginning of period		53,943	41,816	45,686	37,454

Retained earnings, end of period		$56,133	$44,785	$56,133	$44,785

Earnings per share:
Basic		$0.06	$0.08	$0.29	$0.21
Diluted		$0.06	$0.08	$0.28	$0.21

Weighted average number of shares:
Basic		35,812,458	35,149,780	35,722,465	35,102,097
Diluted		36,684,647	35,312,522	36,604,835	35,279,095

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Thousands of U.S. Dollars)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	NOTE	2006	2005	2006	2005
		(Restated- Note 1)		(Restated- Note 1)
OPERATING ACTIVITIES
Net income		$2,190	$2,969	$10,447	$7,331
Adjustments to reconcile net earnings to net cash provided by operating activities:
Stock compensation expense	4	1,758	973	2,454	1,692
Future income taxes		(888)	(884)	(102)	680
Depreciation and amortization	3	5,725	4,012	11,116	7,620
Amortization of financial items		99	—	189	—
(Gain) on disposal of fixed assets		—	(1,663)	—	(3,721)
(Gain) on sale of machining facilities		—	(417)	—	(612)
Decrease (increase) in fair market value of Turnkey share purchase warrants		596	—	1,083	—
Foreign exchange (gains) losses		180	189	(1,248)	150
(Increase) decrease in accounts receivable		(11,538)	2,662	(23,663)	(9,013)
(Increase) decrease in income taxes recoverable		(986)	(705)	621	1,319
(Increase) decrease in inventories		(18,134)	(4,613)	(27,632)	(5,131)
Increase (decrease) in accounts payable		3,161	(888)	11,754	(428)
Increase (decrease) in accrued liabilities		1,922	2,362	6,793	2,631
Increase (decrease) in income taxes payable		(683)	—	—	—

Net cash provided by (used) operating activities		(16,598)	3,997	(8,188)	2,518

INVESTING ACTIVITIES
Additions to property, plant and equipment		(13,626)	(4,611)	(23,175)	(6,441)
Proceeds on disposal of fixed assets		1,912	3,600	3,358	7,364
Proceeds on sale of machining facilities		—	1,718	—	2,276
(Increase) decrease in other assets		(172)	(962)	884	(857)
Change in working capital items:
(Increase) decrease in accounts receivable on sale of rigs		—	—	6,000	—
Increase (decrease) in accounts payable-purchase of Bo Gray assets		—	—	—	(2,830)

Net cash (used) provided by investing activities		(11,886)	(255)	(12,933)	(488)

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) (Unaudited)

(Thousands of U.S. Dollars)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	NOTE	2006	2005	2006	2005
		(Restated- Note 1)		(Restated- Note 1)
FINANCING ACTIVITIES
Issuances (repayments) of debt		7,890	(3,980)	(2,640)	(5,487)
Proceeds from exercise of stock options		2,023	292	5,879	1,657

Net cash (used) provided by financing activities		9,913	(3,688)	3,239	(3,830)

Effect of foreign exchange losses on cash balances		43	1,116	371	1,228

Net Increase (decrease) in Cash and Cash Equivalents		(18,528)	1,170	(17,511)	(572)
Net Cash and Cash Equivalents, beginning of period		36,413	13,943	35,396	15,685

Net Cash and Cash Equivalents, end of period		$17,885	$15,113	$17,885	$15,113

Cash is comprised of:
Bank balances		$17,885	$15,113	$17,885	$15,113
Money market instruments		—	—	—	—

		$17,885	$15,113	$17,885	$15,113

Supplemental Disclosures
Cash paid for interest		$428	$203	$1,282	$379
Cash paid for income taxes		$7,939	$2,722	$9,491	$3,898

Cash receipts for interest		$265	$96	$600	$198
Cash receipts for income taxes		$515	$—	$619	$1,860

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Thousands of U.S. Dollars)

TESCO Corporation provides a range of products and services to reduce the cost of drilling for oil and gas. The Corporation conducts its business in most oil producing regions around the world.

1.	AMENDED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As a result of the Corporation’s transition in the United States (“U.S.”) from a foreign private issuer to a domestic reporting issuer under the U.S. Securities Exchange Act of 1934, the Corporation became subject to the reporting and disclosure requirements under the Securities Exchange Act and related rules. The Corporation also conducted an evaluation of our internal controls over financial reporting as of December 31, 2006 in accordance with Section 404 of the Sarbanes Oxley Act. In addition, as part of the transition process, the Corporation’s board of directors and management conducted a self-initiated review of our past stock option granting practices and related accounting. TESCO notes that the review of its stock option practices did not uncover any evidence of fraud or manipulative intent.

During the course of preparing its initial annual report on Form 10-K for December 31, 2006 (including the financial statements to be filed therewith), including the review of the Corporation’s stock option practices and accounting, and the related evaluation of internal controls, the Corporation identified errors described below that resulted in a material misstatement of our previously reported results for the three months ended June 30, 2006. As such the Corporation has restated its results for the three months and six months ended June 30, 2006 as follows (in thousands of US$):

	As Previously Reported	Adjustments		As Restated
Consolidated Balance Sheet – December 31, 2005
Share Capital	115,195	4,866	(f)	120,061
Cumulative Translation Adjustment	39,331	(4,866	)(f)	34,465

Consolidated Balance Sheet – June 30, 2006
Accounts Receivable – Trade	$74,594	$(378	)(a)	$74,216
Inventories	69,485	(513	)(b)	68,972
Future Income Taxes	5,677	390	(c)	6,067
Property, Plant and Equipment, net	120,179	(161	)(d)	120,018
Total Assets	341,627	(662)		340,965
Share Capital	122,230	4,866	(f)	127,096
Contributed Surplus	7,542	257	(e)	7,799
Cumulative Translation Adjustment	40,722	(4,866	)(f)	35,856
Retained Earnings	57,052	(919)		56,133
Total Shareholders’ Equity	227,546	(622)		226,884

Statement of Income – Three Months Ended June 30, 2006
Revenues	87,176	(378	)(a)	86,798
Cost of Sales and Services	64,484	161	(d)	64,645
Research and Engineering	861	513	(b)	1,374
Selling, General and Administrative Expense	7,983	257	(e)	8,240
Operating Income	13,848	(1,309)		12,539
Future Income Tax Expense	(498)	(390	)(c)	(888)
Net Income	3,109	(919)		2,190
Earnings Per Share:
Basic	$0.09	$(0.03)		$0.06
Diluted	$0.08	$(0.02)		$0.06

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

	As Previously Reported	Adjustments		As Restated

Statement of Income – Six Months Ended June 30, 2006
Revenues	170,758	(378	)(a)	170,380
Cost of Sales and Services	125,449	161	(d)	125,610
Research and Engineering	2,425	513	(b)	2,938
Selling, General and Administrative Expense	15,068	257	(e)	15,325
Operating Income	27,816	(1,309)		26,507
Future Income Tax Expense	288	(390	)(c)	(102)
Net Income	11,366	(919)		10,447
Earnings Per Share:
Basic	$0.32	$(0.03)		$0.29
Diluted	$0.31	$(0.03)		$0.28

(a)	The Corporation improperly billed certain costs to a customer which were not included in the service agreement. As a result both Revenues and Accounts Receivable – Trade were overstated.
(b)

The Corporation improperly recorded an adjustment to its inventory balance related to downhole tools manufactured by our Research and Engineering group. As a result of this error Research and Engineering expense was understated and Inventories were overstated.

(c)	As a result of the errors described in (a), (b), (d) and (e) in this note, the Corporation’s income tax expense was overstated and Future Income Taxes asset was understated.
(d)

The Corporation did not properly calculate Depreciation Expense and record all of its depreciation expense in its general ledger. As a result of these errors Depreciation Expense was understated and Property, Plant and Equipment, net was overstated.

(e)

The Corporation did not properly calculate the fair value of certain stock option grants to employees and it did not properly account for modifications to grants for severed employees and employees that became consultants to the Corporation. As a result of these errors, Stock Compensation Expense was understated with a corresponding adjustment to Capital Surplus.

(f)

The Corporation did not properly calculate the conversion of historical share capital activity from Canadian dollar to US dollar when TESCO adopted the U.S. dollar as is reporting currency. As a result, Share Capital was understated and Cumulative Translation Adjustment was overstated.

2.	ACCOUNTING POLICIES

Effective January 1, 2006, TESCO has adopted the U.S. dollar as its reporting currency since a majority of its revenue is closely tied to the U.S. dollar and to facilitate comparability to other oil and gas service companies. Unless indicated otherwise, all amounts in these Consolidated Financial Statements are denominated in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars. All comparative figures for prior periods presented have been comprehensively recast into US dollars by applying the current rate method.

The Corporation conducts its operations globally and effective January 1, 2006, the functional currency in all major operations, other than Canada, was changed to the US dollar. The Canadian dollar is the functional currency for our Canadian operations. The Corporation uses the current rate method for translating the financial position and the results of operations of the Canadian operations into the reporting currency. Using the current rate method, assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average period rates. Translation gains and losses relating to the self- sustaining operations are included as a separate component of shareholders’ equity. Monetary assets and

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

liabilities of the Corporation that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in net income.

These consolidated financial statements follow the same accounting policies and methods of computation (except for as noted above) as, and should be read in conjunction with, the audited consolidated financial statements for the year ended December 31, 2005.

Information for prior periods has been reclassified to conform to the presentation adopted in 2006.

3.	DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense is included in the consolidated statement of income as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
	(Restated)		(Restated)
Cost of sales and service	$4,999	$3,691	$9,805	$6,956
Selling, general and administrative expense	726	321	1,311	664

	$5,725	$4,012	$11,116	$7,620

4.	STOCK COMPENSATION EXPENSE

Stock compensation expense is included in the consolidated statement of income as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
	(Restated)		(Restated)
Cost of Sales and Services	$471	$201	$688	$329
Research and Engineering	354	560	463	940
Selling, General & Administrative	933	212	1,303	423

Total	$1,758	$973	$2,454	$1,692

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

5.	LONG TERM DEBT AND CAPITAL LEASE

Components of long term debt are:

	June 30, 2006	December 31, 2005
Secured revolver, maturity date of October 31, 2008, 6.1875% interest at December 31, 2005	$8,000	$6,748
Outstanding on a $20,000 secured term loan, maturity date of October 31, 2010, 6.1875% interest at December 31, 2005	—	3,600
Secured term loan, maturity date of October 31, 2010, 7.000% interest at June 30, 2006	30,000	30,069
Capital lease vehicles	638	861

Total debt	38,638	41,278
Less – current portion	5,302	425

	33,336	40,853

During the first quarter of 2006, the Corporation repaid in full its $6.8 million Secured Revolver and the outstanding $3.6 million of the $20.0 million term loan both of which were outstanding from the origination of the credit facility. Subsequently, the Corporation borrowed $13.0 million on its Secured Revolver and repaid $5.0 million, leaving a balance of $8.0 million at the quarter end June 30, 2006.

6.	SHARE CAPITAL

Issued common shares:

	June 30, 2006		December 31, 2005
	# of shares	Amount	# of shares	Amount
		(Restated)
Balance – beginning of period	35,519,739	$120,061	34,957,680	$108,224
Issued on exercise of options	397,347	7,035	562,059	6,971

Balance – end of period	35,917,086	$127,096	35,519,739	$115,195

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

Stock options

The Corporation recognizes compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the six months ended June 30, 2006 and 2005 are:

	2006			2005
	No. of options	Weighted- average exercise price		No. of options	Weighted- average exercise price
Outstanding – January 1	2,482,041	C$	14.41	2,536,000	C$	14.01
Granted	41,000	C$	21.31	10,000	C$	14.39
Exercised	(264,000)	C$	16.92	(183,700)	C$	8.99
Expired	(107,300)	C$	14.28	(62,175)	C$	14.21

Outstanding – March 31	2,151,741	C$	13.39	2,300,125	C$	14.41

Granted	596,100	C$	21.05	700,500	C$	11.58
Exercised	(133,347)	C$	13.82	(39,333)	C$	11.32
Expired	(84,980)	C$	13.61	(141,925)	C$	14.86

Outstanding – June 30	2,529,514	C$	15.16	2,819,367	C$	13.73

Details of options granted since January 1, 2006 and their fair values, determined using the Black Scholes option-pricing model, are:

Date of Grant	Options Granted	Exercise Price		Risk Free Interest Rate	Volatility	Fair Value (C$ 000’s)
						(Restated)
1st Quarter, 2006	41,000	C$	19.66 - 22.26	4.07% - 4.18%	54% - 55%	488
2nd Quarter, 2006	596,100	C$	21.00 - 22.69	4.28% -4.50%	54%	6,880

7.	OTHER EXPENSE

Items comprising other (income) expense are:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Interest income	$(473)	$(86)	$(861)	$(197)
Interest expense [1]	1,509	191	2,204	376
Withholding tax claim (Note 7)	2,589	—	2,589	—
Decrease (increase) in fair market value of share purchase warrants	596	—	1,083	—
Foreign exchange loss (gain)	1,358	(1,110)	1,171	(1,139)
Other	350	35	484	65

Total	$5,929	$(970)	$6,670	$(895)

[1]	Includes an interest expense accrual of $1.2 million related to a claim for withholding tax on payments made in 2000 to 2004. (Note 8)

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

8.	CONTINGENCIES

In July 2006, the Corporation received a claim for withholding tax, penalties and interest, related to payments in 2000 to 2004 in a foreign jurisdiction. The Corporation disagrees with this claim and intends to litigate this matter. However, at June 30, 2006 the Corporation accrued its estimated pre-tax exposure on this matter of $3.8 million, $2.6 million was included in other expense and $1.2 million was included in interest expense. This withholding tax claim is distinct from the previously disclosed international tax disputes.

Also, subsequent to quarter end, the Corporation received notice of a Court Order of first instance with respect to commercial litigation in the Middle East. The dispute involves a claim made against the Corporation regarding entitlement to a portion of net income arising from the Corporation’s operation of certain equipment in the region. The Court awarded payment to the claimant in an amount of approximately US$1.1 million. The corporation believes that such amount is subject to off set against amounts owed the Corporation which have previously been written off. The Corporation intends to appeal the decision. During the second quarter of 2006, the Corporation accrued $0.8 million in cost of sales related to this litigation.

9.	INCOME TAXES

During the second quarter, Canadian tax laws changed which incrementally reduced the statutory tax rates for both Canadian federal and Alberta taxes. The full impact of these rate changes was recognized in the second quarter. The effect was a one-time decrease to the Corporation’s future tax asset, which increased future tax expense by approximately $1.6 million.

10.	SEGMENT INFORMATION

The Corporation operates in two segments: Top Drives and Casing Services. Financial information relating to these segments is as follows:

	For the Three Months Ended June 30, 2006 (Restated)				For the Three Months Ended June 30, 2005
	Top Drive	Casing Services	Corporate and Unallocated	Total	Top Drive	Casing Services	Corporate and Unallocated	Total
Revenues	$47,343	$39,455	$—	$86,798	$27,263	$14,214	$—	$41,477
Depreciation and Amortization	2,189	3,276	260	5,725	1,616	2,075	321	4,012

Operating Income	16,404	6,170	(10,035)	12,539	7,636	2,951	(7,153)	3,434

Other expense				5,929				(970)
Restructuring (gain) and other exceptional items				—				(417)

Income before taxes				$6,610				$4,821

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

	For the Six Months Ended June 30, 2006 (Restated)				For the Six Months Ended June 30, 2005
	Top Drive	Casing Services	Corporate and Unallocated	Total	Top Drive	Casing Services	Corporate and Unallocated	Total
Revenues	$93,962	$76,418	$—	$170,380	$57,865	$27,994	$—	$85,859
Depreciation and Amortization	3,684	6,121	1,311	11,116	3,253	3,702	665	7,620

Operating Income	30,089	15,021	(18,603)	26,507	16,495	6,775	(12,631)	10,639

Other expense				6,670				(895)
Restructuring (gain) and other exceptional items				—				(612)

Income before taxes				$19,837				$12,146

	For the Three Months Ended June 30,
	2006	2005
	(Restated)
Geographic source of revenues:
Canada	$12,340	$5,930
United States	57,660	25,678
Mexico	850	1,628
South America	5,103	2,963
Asia Pacific	4,952	3,566
Europe, Africa and Middle East	5,893	1,712

Total	$86,798	$41,477

	For the Six Months Ended June 30,
	2006	2005
	(Restated)
Geographic source of revenues:
Canada	$26,311	$13,386
United States	110,832	48,855
Mexico	1,479	2,946
South America	9,143	5,769
Asia Pacific	11,259	8,481
Europe, Africa and Middle East	11,356	6,422

Total	$170,380	$85,859

CORPORATE INFORMATION

DIRECTORS

Fred J. Dyment 1, 2

Independent Businessman

Calgary, Alberta

Gary L. Kott 1, 3

Independent Businessman

Montgomery, Texas

R. Vance Milligan, Q.C. 2, 3

Partner

Bennett Jones LLP

Calgary, Alberta

Julio M. Quintana

President and Chief Executive

Officer

Tesco Corporation

Norman W. Robertson 2

Chairman of the Board of

Tesco Corporation

and Independent Businessman

Calgary, Alberta

Peter K. Seldin 3

Managing Member

Centennial Energy Partners L.L.C.

New Canaan, Connecticut

*elected May 17, 2006

Michael W. Sutherlin 2, 3

Executive Vice President

Joy Global Inc.; President

and

Chief Operating Officer

Joy Technologies, Inc.

Sewickley, Pennsylvania

Robert M. Tessari

Vice Chairman and Chief

Technology Officer

Tesco Corporation

Clifton T. Weatherford 1, 2

Independent Businessman

Los Gatos, California

1.      Audit Committee

2.      Corporate Governance and Nominating Committee

3.      Compensation Committee

CORPORATE OFFICERS

Julio M. Quintana

President and Chief Executive

Officer

Robert M. Tessari

Vice Chairman and Chief

Technology Officer

Anthony Tripodo

Executive Vice President and

Chief Financial Officer

K. Evert Beierbach

Senior Vice President

Research & Development,

Surface Products

Nigel M. Lakey

Senior Vice President

Marketing and Business

Development

Keith M. Lowley

Vice President

Manufacturing

James A. Lank

General Counsel and

Corporate Secretary

Steven J. Smart

Associate General Counsel

and Assistant Secretary

J. Kent Castleman

Vice President, Planning

and Analysis

Robert L. Kayl

Vice President, Tax and Treasury

PRINCIPAL LOCATIONS

TESCO Corporation

3993 W. Sam Houston Parkway N.

Ste. 100

Houston, TX 77043

Tel: 713 359 7000

Fax: 713 359 7001

www.tescocorp.com

TESCO Corporation

6204 – 6A Street S.E.

Calgary, Alberta T2H 2B7

Tel: 403 692 5700

Fax: 403 692 5710

TESCO Corporation (US)

11330 Brittmoore Park Drive

Houston, Texas 77041

Tel: 713 849 5900

Fax: 713 849 0075

AUDITORS

PricewaterhouseCoopers LLP

Calgary, Alberta

TRANSFER AGENTS

Computershare Trust

Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Tel: 800 564 6253

www.computershare.com

Computershare Trust Company

2 LaSalle Street, 3rd Floor

Chicago, Illinois 60602

Tel: 312 588 4990

Tesco Corporation is listed on the Toronto Stock Exchange under the symbol “TEO” and on the NASDAQ System under the symbol “TESOF”.

INVESTOR INFORMATION

Information on the Company, including this annual report, government filings, news releases and other investor information is available on TESCO’s website at www.tescocorp.com. Interested parties may also contact the Company at its Houston location listed above.